Exhibit 99.1

SATÉLITES MEXICANOS, S.A. DE C.V.

ANNOUNCES PRICING OF $35 MILLION OF ADDITIONAL SENIOR SECURED NOTES

Mexico City, Mexico, D.F. March 30, 2012 — Satélites Mexicanos, S.A. de C.V. (“Satmex”) announced today the pricing of $35 million aggregate principal amount of additional senior secured notes due 2017 (the “Notes”) to be issued in a private placement under rule 144A and Regulation S of the Securities Act of 1933, as amended (the “Notes Offering”). The Notes were priced at 102.00% and will bear interest at an annual rate of 9.50%. The Notes Offering is scheduled to close on April 9, 2012.

The Notes have not been registered under the Securities Act of 1933, as amended, or any state securities laws. Further, the Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements and, therefore, will be subject to substantial restrictions on transfer. The Notes Offering is being made only to qualified institutional buyers inside the United States and to certain non-U.S. investors located outside the United States.

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Safe Harbor and Forward-Looking Statements

This press release contains forward-looking statements. All forward-looking statements reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of this date. Actual results in the future could differ materially and adversely as a result of various important factors, including, but not limited to, the impact of changes in national, foreign and regional economies, the volatility in the U.S. and global economies and financial credit markets and the overall demand for the satellite services that Satmex provides, among other risk factors. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see Satmex’s Annual Report on Form 20-F for the year ended December 31, 2010 and subsequent Periodic Reports on Form 6-K.